

Mail Stop 3561

June 5, 2007

Via Fax & U.S. Mail

Mr. Ricardo Figueiredo Bomeny
Acting Chief Financial Officer
Brazil Fast Food Corp.
Rua Voluntários da Pátria 89, 9o andar
Botafogo, CEP 22.270-010, Rio de Janeiro, Brazil

> **Re:**   **Brazil Fast Food Corp.**
> **Form 10-K for the Year Ended December 31, 2006**
> **File No. 000-23278**

Dear Mr. Bomeny:

We have reviewed your response dated May 30, 2007 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Operations, page F-5

1. Refer to our previous comment 3. As we continue to believe the income statement format suggested in our previously issued comment is preferable, please revise your income statement presentation as discussed in your response. Also, please ensure the presentation of selected financial data is consistent with the revised income statement presentation. If you wish to supplement your required MD&A disclosure by also including a separate discussion of your franchise operations we will not object. Please disclose the reasons why you believe the information is appropriate to an understanding of your business if you elect to include such a discussion. Finally, you indicate that an alternative measure is used by the Board of Directors and certain stockholders to discuss and measure your performance. If the chief decision maker uses that information to allocate resources and assess performance, consideration should be given to whether separate operating segments exist and whether appropriate disclosures are required pursuant to SFAS 131. Please refer to paragraphs 10 – 16 of the statement for guidance.

Note 2 – Summary of Significant Accounting Policies

Marketing Expense, Marketing Fund, and Advertising Expenses, page F-10

2. Refer to our prior comments 5 and 6. To facilitate our understanding of your accounting methodology, please tell us more about your advertising program and your related agreements with franchisees. Specifically, do you limit your total advertising expenditures to 4% of the combined sales of you and your franchisees or do you expend additional funds? Do the combined 4% amounts received from franchisees (and also put aside from your own sales) have to be expended on an annual basis or may you carry any unused amounts to subsequent years? Do your franchisees also purchase additional advertising for themselves? Describe the nature of the advertising programs that you undertake on a combined basis with your franchisees. That is, we assume that some of the advertising is done locally. If you apply combined funds to local advertising programs, explain how you determine which franchisees should contribute to the related expenses. Illustrate for us the book entries, in debit and credit form, to recognize advertising expenses and offsetting credits into your income statement. Explain how your methodology insures the appropriate matching of advertising expenses and related contributions from franchisees.

3. With regard to the 4% of gross sales contributed by franchisees, please tell us when the amounts of the franchisee contributions are known to you and when they are received in cash. That is, do the franchisees report to you on a monthly basis and do you receive the cash at that time? Please illustrate, in debit and credit form, the book entries you record to recognize franchisee contributions and also to record the related cash receipts from franchisees (if received at a different time). Please also illustrate, in debit and credit form, how and when you record your 4% contribution from sales and whether you segregate cash in the same amount at that time. We assume that you do not record any accounts receivable for advertising contributions from franchisees until the related sales have been reported to you. We also assume that you must record the advertising fees received as liabilities because an agency relationship exists and these funds are required to be segregated and used for a specified purpose. Please confirm each of our assumptions, or explain how one or both are not correct. We may have additional comments upon review of your response.

Note 9 — Taxation, page F-16

Reissuance of Previous Comment 7

4. We note your disclosure here and within MD&A that you determine your valuation allowance by evaluation of *net* deferred tax assets. Paragraph 17 of SFAS 109 requires the measurement of *total* deferred tax assets, and the reduction of such *total* by a valuation allowance in the amount determined by the procedures governed by paragraph 21 of SFAS 109. Please confirm to us and revise your disclosure throughout your filing to indicate that you have assessed the valuation allowance based on total deferred tax assets, and not deferred tax assets *net* of deferred tax liabilities, or reperform your evaluation of the realization of total deferred tax assets and revise your document, as appropriate.

Reissuance of Previous Comment 8

5. As a related matter, please revise your disclosure on page 20 within MD&A to indicate that deferred tax assets were recorded, but reduced by a valuation allowance. Currently your disclosure in MD&A appears to indicate that no deferred tax assets were recorded until the current year, while your financial statement disclosure appears to indicate that a valuation allowance on recorded deferred tax assets was de-recognized.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief

cc: Via Facsimile
       Mr. Bradley D. Houser
       Akerman Senterfitt
       One Southeast Third Avenue
       28th Floor
       Miami, FL 33131